FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F              ☒              Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes             ☐             No             ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated March 11, 2004

STEFANO PILATI APPOINTED CREATIVE DIRECTOR AT YVES SAINT LAURENT

Paris, France, March 11, 2004: Yves Saint Laurent, a company of Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC ) today announces the appointment of Stefano Pilati as Creative Director of Yves Saint Laurent Rive Gauche.

Prior to this appointment, Stefano Pilati has been Design Director for four years at the French house with responsibility for all product categories, reporting to Tom Ford, whom he succeeds in the Creative Director role. He will report to Mark Lee, President and Chief Executive Officer of Yves Saint Laurent and will continue to have creative responsibility for all product categories at Yves Saint Laurent. His first show will be in Paris in October when he will present his Spring/Summer 2005 women’s prêt-à-porter collection.

Mark Lee said:  “Yves Saint Laurent is a French brand with an international reach requiring a designer with not only great talent and creativity but also a knowledge and appreciation for the rich heritage and style of the house. Stefano has all of these attributes and more. He ensures continuity and will design exclusively for the brand. I am looking forward to working with him to further grow the Yves Saint Laurent business.”

Stefano Pilati said:  “I am deeply honoured to be entrusted with this appointment which is a dream for any fashion designer. Having played a part in the creative development of the house these past four years I am very excited by the opportunity to now build on the heritage and develop the future of the house.”

Conference Call

Mark Lee, along with Giacomo Santucci, Chief Executive Officer of Gucci and Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, will answer questions from media and financial analysts in a conference call today at 3:30 pm (Continental Europe), 2:30 pm (UK), 9:30 am (EST).

To access the call please dial: +44 (0) 1452 541 076  in the UK/Europe, or +1 866 223 9754  in North America.

A replay will be available shortly after the end of the conference call at the following numbers: +44 (0) 1452 550 000 in the UK/Europe, or +1 866 247 4222 in North America. Passcode: 111 4966#

Founded in 1962, Yves Saint Laurent is a world-renowned luxury goods brand. The company designs, produces and distributes women’s and men’s ready-to-wear clothing and fashion accessories, including handbags and shoes. Yves Saint Laurent directly operates 59 stores in major markets throughout the world and wholesales products through multi-brand boutiques and leading department and specialty stores. Since November 1999, the company is part of Gucci Group N.V., listed on the Euronext and Amsterdam stock exchanges.

CONTACTS:

For fashion media inquiries:

Olivier Bialobos - WW PR Director, Yves Saint Laurent: +33 1 5662 6237

For business media inquiries:

Tomaso Galli - Director of Corporate Communications, Gucci Group: +39 02 8800 5555

For analysts inquiries:

Cedric Magnelia / Enza Dominijanni- Directors of Investor Relations, Gucci Group N.V.: +39 055 7592 2456

STEFANO PILATI

Growing up in a family filled with stylish women, a young Stefano Pilati sketched his first designs for his sisters after stealing their copies of Vogue. When his birthplace Milan exploded to become a center of fashion in the early 1980s, Pilati decided to end his environmental design studies. An internship at Nino Cerruti convinced him that his future lay in the industry he saw developing around him.

He immersed himself in the fashion business of Milan, in order to learn about textiles and the process of making ready-to-wear from the ground up. Within months of starting his first job at a Milanese velvet company in his 20s, Pilati was overseeing the company’s collections and traveling with them to the major design houses of Europe.

In 1993, Pilati was hired at Giorgio Armani as a menswear assistant. In 1995, he was hired at Prada for fabric research and development. Three years later, Pilati became the Assistant Designer at Miu Miu womenswear and menswear reporting directly to Miuccia Prada.

In 2000, Tom Ford asked Pilati to take on the role of Design Director for Yves Saint Laurent ready-to-wear, initially responsible for leading the design teams on the womenswear collection, and soon after for the menswear collection. Two years later, in June 2002, Pilati ascended to the position of Design Director of all categories under the Yves Saint Laurent Rive Gauche label, including accessories and leather goods.

Known for his unassuming and soft-spoken manner, Stefano Pilati, 38, says he is honored to continue the Yves Saint Laurent legacy. “When I first fell in love with fashion, it was obvious that Mr. Saint Laurent was the master, because he brought a couturier’s sensibility to prét-à-porter—while making it completely accessible.” Pilati adds, “I will always try to maintain a deep respect for this heritage in my work at Yves Saint Laurent Rive Gauche.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	11 March 2004	By:	/s/ Robert S. Singer
			Name:	Robert S. Singer
			Title:	Chief Financial Officer